November 28,
2005

Mail Stop 3561

Via US Mail and Facsimile

Mr. Edwin Kwong
Chief Financial Officer
62 W. 8th Avenue, 4th Floor
Vancouver, British Columbia,
Canada V5Y 1M7

Re:	Jupiter Global Holdings, Corp.
	Form 10-KSB for the year ended December 31, 2004
	Forms 10-QSB for the periods ended March 31, 2005 and June
30,
2005
	Commission file #: 000-27233

Dear Mr. Kwong:

We have reviewed your October 31, 2005 response letter and have the following comments. Where expanded or revised disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

* * * * * * * * * * * * * * * * * * * * * * *

Form 10-KSB for the year ended December 31, 2004

Financial Statements

Statements of Stockholders` Equity

1. We note from your response to prior comment 3 that in 2004 you issued shares of Series B Preferred Shares for the cancellation of debt. Please tell us the original conversion terms of the debt converted in both June and October 2004 and explain why you issued the debt holders Series B Preferred Shares, rather than common shares. If this debt was not convertible at issuance, please indicate this in your response. Also, please explain why you did not estimate the fair value of the preferred stock issued based on an assumed conversion of the Preferred Shares into common stock, as you did for the transaction described in our prior comment 6. If the amount recorded in equity for the debt conversion (the carrying amount of the debt) is significantly different than the fair value based on an assumed conversion of the Preferred Shares into common stock, please tell us how you have considered the guidance in SFAS No. 84 and SFAS No. 15 in accounting for the conversion. Additionally, please explain to us how the shares issued for the cancellation of $49,025 of debt in 2005 were issued in error. Please tell us if you have determined whether an induced conversion pursuant to SFAS 84 occurred and if so provide us with the amount of the expense that will be recognized in 2005, if material.

In future filings, please disclose in the notes to the financial statements how you value shares issued and/or the related consideration received for all issuances of common and preferred stock for conversion of debt.

Annual Report on Form 10-KSB - Note 15. Subsequent Events
Quarterly Report on Form 10-QSB for the Quarter ended March 31,
2005 -
Note 5. Investments

2. We note from your response to prior comment 8 that the basis for determining the value of the common stock issued to Promo Staffing is a valuation report conducted by the Company using Promo Staffing`s past and present operations, future planned operations and business plan. Please tell us whether this valuation report was prepared by an independent source. Note that paragraph 22 of SFAS 141 states that the quoted market price of an equity security issued to effect a business combination generally should be used to estimate the fair value of an acquired entity after recognizing possible effects of price fluctuations, quantities traded, issue costs, and the like. We believe that with the quoted price as a starting point, the registrant should demonstrate, with objective and verifiable evidence, that a discount from that price is justified by the severity and type of restrictions imposed on the shares issued. Please provide us an analysis which values the equity issued to Promo Staffing using the market value of your common stock a few days before and after the terms of the acquisition were agreed to and announced, and includes any objective and verifiable adjustments determined necessary, as allowed by paragraph 22 and 23 of SFAS 141. If the difference between this valuation and the amount originally recorded is material, please explain why you do not believe an adjustment to the purchase price is required.

3. We note from your response to our prior comment number 9 and the disclosures in your Quarterly Report on Form 10-QSB for the quarter ended June 30, 2005 that the Company exchanged its interest in 800 shares of VOXBOX with a cost basis of $40,000 and its rights to acquire an additional 8,400 shares of VOXBOX for $420,000 for 5,000,000 shares of Global which were valued at $50,000 and rights to acquire up to 50% of Global`s issued and outstanding common shares.
Please tell us how you valued the 5,000,000 shares of Global received in this transaction and explain why you believe gain recognition in connection with this transaction is appropriate. In this regard, we do not understand why you believe the $50,000 investment in Global received is recoverable. Also, please explain where this gain is reflected in your financial statements. If it is reflected in "revenues" we do not believe this classification is appropriate. Also, your response appears to indicate that $10,000 of cash was received by the Company in this transaction. Please clarify the nature and amounts of all consideration exchanged in this transaction and explain how you calculated the gain recognized. We may have further comment upon receipt of your response.

Form 10-Q for the Quarter ended June 30, 2005

Section 302 CEO/CFO Certifications

4. We note that in item 4 of your CEO and CFO Section 302
Certification, you refer to the Exchange Act Rules 13a-14. In future filings, please refer to the current rules 13a-15(e) and 15d-
15(e).
Additionally, please revise your wording in items 4a-c to reflect the language specified in the SEC Final Rule Release 33-8238.

Form 8-K filed April 22, 2005

5. We note from your response to prior comment 13 that you are still working towards the filing of the audited financial statements of Promo Staffing. Please file these statements on an amended Form 8-K as soon as possible. Please note that until these financial statements are filed you are not considered current on your reporting obligations.

Report on Form 8-K/A dated September 22, 2005

6. Revise to include a report of the independent auditor that complies with Article 2 of Regulation S-X. In this regard, the auditors report cannot contain scope exceptions, with regards to procedures which could not be performed or with respect to misapplication of generally accepted accounting principles. See Note 2 to Item 310 of Regulation
S-B, SAB Topic 1:E and Article 2 of Regulation S-X.

7. Revise the pro forma financial information to include an introductory paragraph explaining the significant terms of the transaction and the accounting treatment used for the transaction. Also, please revise the footnotes to the pro forma financial information to include an allocation of the purchase price to the net assets acquired. This purchase price allocation should clearly explain how any fair value adjustments to be made to the net assets acquired were determined and should indicate how any goodwill to be recognized was determined.


Forms 8-K/A filed November 2, 2005 and November 3, 2005

8. We note that you present pro forma balance sheets as of June
30,
2005 and December 31, 2004 related to the Macro Communications acquisition, which include several adjustments. Please amend your Form 8-K to include footnotes to the balance sheets detailing the nature and amount of each adjustment and explaining the significant assumptions used to calculate each adjustment.

9. Please file audited financial statements for Macro
Communications
for the year ended December 31, 2003, within the time period set forth in the instructions to the Form 8-K.

* * * * * * * * * * * * * * * * * * * * * * *

As appropriate, please file your response to these comments via EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information.

You may contact Claire Erlanger at 202-551-3301 or me at 202-551-
3813
if you have questions.


								Sincerely,



								Linda Cvrkel
								Branch Chief
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Mr. Edwin Kwong
Jupiter Global Holdings Corp.
November 28, 2005
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